Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

10 Year Callable Contingent Coupon Market-Linked Notes Linked to Worst of XOP and GDX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	Shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF (ticker: "XOP") and shares of the VanEck Vectors® Gold Miners ETF (ticker: "GDX")
Pricing date:	October 28, 2019
Valuation dates:	Quarterly
Maturity date:	November 1, 2029
Contingent coupon:	Between 5% and 7% per annum*, paid quarterly only if the closing price of the worst performer is greater than or equal to its coupon barrier price on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier price:	80% of their initial share price, for each of the underlying shares
Initial share price:	For each of the underlying shares, their closing price on the pricing date
Worst performer:	On any valuation date, the underlying shares with the lowest share return
Share return:	For each of the underlying shares on any valuation date, (closing price on that valuation date - initial share price) / initial share price
Redemption:	We may call the notes, in whole and not in part, for mandatory redemption on any potential redemption date upon not less than five business days' notice. Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 *plus* the related contingent coupon payment, if applicable.
Potential redemption dates:	Quarterly after one year
CUSIP / ISIN:	17327TED4 / US17327TED46
Payment at maturity:	Unless previously redeemed, $1,000 *plus* the contingent coupon payment due at maturity, if applicable. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing Supplement:	Preliminary Pricing Supplement dated October 2, 2019

* The actual contingent coupon rate will be determined on the pricing date.

** The hypotheticals assume that contingent coupon will be set at the lowest value indicated in this offering summary.

Hypothetical Contingent Coupon Payments**

The hypothetical examples below illustrate how to determine whether a contingent coupon will be paid following a hypothetical valuation date, assuming that the share returns of the underlying shares on the hypothetical valuation date are as indicated below. The examples do not illustrate our early redemption right. We have the right to call the notes for mandatory redemption on any potential redemption date, potentially cutting short your opportunity to receive contingent coupon payments.

Hypothetical share return of XOP on hypothetical valuation date	Hypothetical share return of GDX on hypothetical valuation date	Hypothetical payment per $1,000 note on related contingent coupon payment date
5%***	10%	$12.50 (closing price of worst performer is greater than its coupon barrier price; contingent coupon is paid)
20%	-40%***	$0.00 (closing price of worst performer is less than its coupon barrier price; no contingent coupon is paid)
-55%***	-40%	$0.00 (closing price of worst performer is less than its coupon barrier price; no contingent coupon is paid)

*** Denotes worst performer on hypothetical valuation date

Selected Risk Considerations • You will not receive any contingent coupon following any valuation date if the closing price of the worst performer on that valuation date is less than its coupon barrier price . You may not receive any contingent coupon payments over the term of the notes. • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if you receive few or no contingent coupon payments. • The notes are relatively long - dated. Because the notes are relatively long - dated, many of the risks of the notes are heightened as compared to notes with a shorter term, because you will be subject to those risks for a longer period of time. • The return on the note s depends solely on the performance of the worst performer. As a result, t he notes are subject to the risks of each of the underlying shares and will be negatively affected if any one performs poorly. • You will be subject to risks relating to the relationship between the underlying shares . The less correlated the underlying shares , the more likely it is that any one of the underlying shares will perform poorly over the term of the notes. All that is necessary for the notes to perform poorly is for one of the underlying shares to perform poorly. • We may redeem the notes at our option, which may limit your ability to receive contingent coupon payments. • The notes do not offer any upside exposure to the underlying shares . You will not receive dividends or have any other rights with respect to the underlying shares. • The notes are particularly sensitive to the volatility of the closing prices of the underlying shares on or near the valuation dates. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • Sale of the notes prior to maturity may result in a loss of principal. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The SPDR ® S&P ® Oil & Gas Exploration & Production ETF is subject to concentrated risks associated with the oil and gas exploration and production industry. • The VanEck Vectors ® Gold Miners ETF is subject to risks associated with non - U.S. markets. • Fluctuations in exchange rates will affect the closing price of the VanEck Vectors ® Gold Miners ETF. • The VanEck Vectors ® Gold Miners ETF is subject to risks associated with the gold and silver mining industries. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos . 333 - 224495 and 333 - 224495 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.